HotelierCo Retail LLC (the "Company") a Delaware Company

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

2024 BALANCE SHEET (cash basis) - HotelierCo Retail LLC

31 December 2024 (and prior year)

BALANCE SHEET

ASSETS	31-Dec-24	31-Dec-23
Current Assets		
Cash and Bank	$4,276.66	$13,212.94
Temp Capital Account HCo The Railroader LLC	$400.00	$0.00
Total Current Assets	$4,676.66	$13,212.94
Long-term Assets		
Accumulated Amortization	($3,039.00)	($3,039.00)
Accumulated Depreciation	($34,072.00)	($34,072.00)
Investment in HCo Central US Fund 01	$5,000.00	$5,000.00
Investment in HCo The Railroader Holdings LLC	$400.00	$400.00
Investment in HCo The Railroader LP LLC	$90,384.00	$90,597.00
Investment in HCo The Waxhaw Holdings LLC	$0.00	$100.00
Investment in HCo The Waxhaw Invest LLC	$0.00	$177,380.00
Trademarks and IP Assets	$20,000.00	$20,000.00
Website Asset Acquisition	$40,000.00	$40,000.00
Total Long-term Assets	$118,673.00	$296,366.00
Total **ASSETS**	**$123,349.66**	**$309,578.94**

LIABILITIES	31-Dec-24	31-Dec-23
Current Liabilities		
Total Current Liabilities	$0.00	$0.00
Long-term Liabilities		
Owner Loan - N Kivi	$8,672.15	$5,000.00
Total Long-term Liabilities	$8,672.15	$5,000.00
Total **LIABILITIES**	**$8,672.15**	**$5,000.00**

EQUITY	31-Dec-24	31-Dec-23
Owner Investment - HotelierCo Enterprises LLC	$82,355.30	$82,355.30
Owner Investment - Non-Voting Stock Wefunder Raise 01	$107,965.90	$107,965.90
Owner Investment - Non-Voting Stock Wefunder Raise 02	$159,500.70	$159,500.70
Owner Investment - Non-Voting Stock Wefunder Raise 03	$76,849.30	$76,849.30
Retained Earnings		
Profit for all prior years	($122,092.26)	($55,196.63)
Profit between Jan 1, 2024 and Dec 31, 2024	($189,901.43)	($66,895.63)
Total Retained Earnings	($311,993.69)	($122,092.26)
Total **EQUITY**	**$114,677.51**	**$304,578.94**

2024 PROFIT & LOSS (cash basis) - HotelierCo Retail LLC

Date Range: 2024-01-01 to 2024-12-31 (plus prior year)

PROFIT & LOSS

PROFIT (LOSS)	2024	2023
Income		
Consulting Services	$59,085.94	$11,917.81
The Railroader	($213.00)	($1,053.00)
The Waxhaw	$0.00	($120.00)
Total Income	$58,872.94	$10,744.81
Operating Expenses		
Bank Service Charges	$15.00	$0.00
Advertising & Promotion - General	$0.00	$29,899.93
Advertising & Promotion- Facebook	$0.00	$4,818.90
Computer – Hosting	$329.11	$50.51
Computer – Internet	$419.94	$516.00
Computer – Software	$1,054.47	$9,483.13
Crowdfunding CF Cost - Wefunder Fee	$0.00	$4,757.06
Dues & Subscriptions	$0.00	$1,418.94
Office CAM Charges	$2,916.00	$0.00
Office Utilities	$336.21	$0.00
Payroll – Employee Benefits	$12,036.33	$10,892.64
Professional Fees - Accounting & Audit	$4,545.00	$9,000.00
Professional Fees - Mgmt Services	$47,500.00	$0.00
Professional Fees - Other	$1,650.31	$1,503.23
Professional Fees – Legal	$412.00	$0.00
Rent Expense	$80.00	$3,500.00
Travel Expense	$0.00	$1,800.10
Total Operating Expenses	$71,294.37	$77,640.44
Gross Profit	($12,421.43)	($66,895.63)
Net long-term capital gain (loss)*	($177,480.00)	$0.00
Net **PROFIT / (LOSS)**	**($189,901.43)**	**($66,895.63)**

* Net long-term capital gain (loss) all relates to **The Waxhaw** development project. In late 2023 the ground rent had a significant increase while our window to acquire the land freehold dropped to sub 12 months. With no certainty on funding, we couldn't find a suitable outcome for both landowner and tenant. Due to insufficient capital the landlord agreed to terminate the ground lease.

2024 CASH FLOW - HotelierCo Retail LLC

Date Range: 2024-01-01 to 2024-12-31

CASH FLOW - 2024

CASH INFLOW AND OUTFLOW	Jan 01, 2024 to Dec 31, 2024	Jan 01, 2023 to Dec 31, 2023
Operating Activities		
Sales	$59,085.94	$11,917.81
Purchases	($55,585.89)	($61,990.74)
Payroll	($12,036.33)	($10,892.64)
Net Cash from Operating Activities	($8,536.28)	($60,965.57)
Investing Activities		
Investment in HCo The Railroader Holdings LLC	$0.00	($300.00)
Investment in HCo The Railroader LP LLC	$0.00	($25,000.00)
Investment in HCo The Waxhaw Invest LLC	$0.00	($31,720.00)
Other	($400.00)	$0.00
Net Cash from Investing Activities	($400.00)	($57,020.00)
Financing Activities		
Owner Investment - Non-Voting Stock Wefunder Raise 02	$0.00	$19,963.19
Owner Investment - Non-Voting Stock Wefunder Raise 03	$0.00	$73,479.75
Net Cash from Financing Activities	$0.00	$93,442.94

OVERVIEW	Jan 01, 2024 to Dec 31, 2024	Jan 01, 2023 to Dec 31, 2023
Starting Balance		
Bank Account - Azlo HCo Retail	$0.00	$0.00
Bank Account - Chase HCo Retail	$13,212.94	$37,755.57
Cash on Hand	$0.00	$0.00
Equity Investment Holding Account	$0.00	$0.00
Total Starting Balance	**$13,212.94**	**$37,755.57**
Gross Cash Inflow	$59,209.49	$108,257.78
Gross Cash Outflow	$68,145.77	$132,800.41
Net Cash Change	**($8,936.28)**	**($24,542.63)**
Ending Balance		
Bank Account - Azlo HCo Retail	$0.00	$0.00
Bank Account - Chase HCo Retail	$4,276.66	$13,212.94
Cash on Hand	$0.00	$0.00
Equity Investment Holding Account	$0.00	$0.00
Total Ending Balance	**$4,276.66**	**$13,212.94**

2024 EQUITY MOVEMENT - HotelierCo Retail LLC

Date Range: 2024-01-01 to 2024-12-31

EQUITY MOVEMENTS - 2024

EQUITY	STARTING BALANCE	DEBIT	CREDIT	MOVEMENT	ENDING BALANCE
Owner Investment - HotelierCo Enterprises LLC	$82,355.30	$0.00	$0.00	$0.00	$82,355.30
Owner Investment - Non-Voting Stock Wefunder Raise 01	$107,965.90	$0.00	$0.00	$0.00	$107,965.90
Owner Investment - Non-Voting Stock Wefunder Raise 02	$159,500.70	$0.00	$0.00	$0.00	$159,500.70
Owner Investment - Non-Voting Stock Wefunder Raise 03	$76,849.30	$0.00	$0.00	$0.00	$76,849.30
Retained Earnings	($122,092.26)	$189,901.43	$0.00	($189,901.43)	($311,993.69)
Total EQUITY	**$304,578.94**	$189,901.43	$0.00	($189,901.43)	**$114,677.51**

HotelierCo Retail LLC
Statement of Changes in Equity

Accounts	2024 Amount ($)	2023 Amount ($)
Beginning Equity	304,578.94	371,474.57
Owner Investment - HotelierCo Enterprises LLC	82,355.30	82,355.30
Owner Investment - Non-Voting Stock Wefunder Raise 01	107,965.90	107,965.90
Owner Investment - Non-Voting Stock Wefunder Raise 02	159,500.70	159,500.70
Owner Investment - Non-Voting Stock Wefunder Raise 03	76,849.30	76,849.30
Retained Earnings - Prior Years	(122,092.26)	(55,196.63)
Net Income (Loss)	(189,901.43)	(66,895.63)
Total Equity	114,677.51	304,578.94

Unaudited

HotelierCo Retail LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

HotelierCo Retail LLC (the "Company") is a company organized on September 9, 2020 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.